SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 05, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo
Conselho de Administração

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Public-Held Company
     Corporate Taxpayer ID (CNPJ) # 43.776.517/0001 -80
Company Registry (NIRE) # 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL: R$ 3,403,688,565.23

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo- Sabesp, are hereby summoned, in compliance with article 12 of the Company’s Bylaws, to participate in the Extraordinary Shareholders’ Meeting to be held on June 19, 2006, at 4.00 pm, at the Company’s headquarters, located at Rua Costa Carvalho, 300, in the city of São Paulo, to deliberate on the following Agenda:

I) Proposal of amendment to the Company’s bylaws, in order to:

i) amend articles 1, 2 and the respective paragraphs, and article 3, in compliance with the provisions in the State Law # 12,292, dated March 2, 2006.

ii) amend articles: 13 “caput” and paragraphs, 14 “caput” and the first paragraph, 26 paragraph first, 36 “caput”, as well as reword articles 41, 42, 43, 44, 45, 46, 47 and subparagraph, 48 “caput”, 49 “caput” and paragraphs 1 and 2 and article 51 in order to adapt them to the new provisions in São Paulo Stock Exchange - Novo Mercado’s Listing Rules.

iii) amend articles 25, “caput” and paragraphs, 27 “caput” and sole paragraph, 29 “caput” and paragraph 2, 31 “caput” to adjust them to the company’s current organizational structure and insert an article and paragraphs in order to ensure legal defense to the members of the Board of Directors and Fiscal Council, Officers, employees or representatives that had acted under management’s delegation.

iv) reorganize Chapters III and VII, adjust and standardize the wording, include, exclude and renumber the articles, as well as consolidate the Company’s Bylaws, in compliance with the draft available to shareholders at the Company’s headquarters and on the website www.sabesp.com.br.

II) Election of member of the Board of Directors.

General Instructions:

Powers of attorney for the meeting must be delivered to the Company’s headquarters up to 24 hours prior to the beginning of the Meeting. Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the Extraordinary Shareholders’ Meeting shall present a custody statement issued by the custodian institution containing the respective interest up to 2 (two) days prior to the Meeting.

São Paulo, April 20, 2006

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 05, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.